Exhibit 99.2

Financial Results for the Third Quarter Ended October 3, 2021

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
Basis of Presentation Prior to Spin-off
On August 26, 2020 (the “Distribution Date”), SunPower Corporation (“SunPower”) completed the spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company under the name Maxeon Solar Technologies, Ltd. and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
Standalone financial statements have not been historically prepared for our business. These interim condensed consolidated and combined financial statements of the Company have been derived (i) from the condensed consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company. All periods presented have been accounted for in conformity with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the regulations of the SEC.
Prior to the Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company. Following the Spin-off, the unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries.
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. Recently, the Delta variant of the COVID-19 virus has led to increased incidence of COVID-19 in China prompting stricter quarantine measures which has resulted in port closures among other things and caused further disruptions to supply chains. Given that Huansheng Photovoltaic (Jiangsu) Co., Ltd, our joint venture incorporated in China (“Huansheng JV”) operates in China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China. Recently, we also closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, based on governmental regulations. Our other factories in France, Mexico and the Philippines were not affected. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Revenue and Cost of Revenue

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
(In thousands)
Revenue	$220,488	$206,620	$561,800	$599,272
Cost of revenue	237,196	218,922	580,269	616,366
Gross loss	$(16,708)	$(12,302)	$(18,469)	$(17,094)
Gross margin	(7.6)%	(6.0)%	(3.3)%	(2.9)%
Three Months Ended October 3, 2021 Compared to Three Months Ended September 27, 2020
During the three months ended October 3, 2021 and September 27, 2020, we recognized revenue from sales of modules and components of $220.5 million and $206.6 million, respectively, of which $63.3 million, or 28.7% and $58.1 million or 28.1%, respectively, represented sales of solar modules to SunPower. The pricing prior to the Spin-off was at transfer prices determined based on management’s assessment of market-based pricing. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. For the three months ended October 3, 2021 and September 27, 2020, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $13.9 million in revenue during the three months ended October 3, 2021 as compared to the three months ended September 27, 2020 was primarily due to the recovery from COVID-19 in the United States as compared to the impact in the three months ended September 27, 2020, steady growth in Australia and Europe, higher cell sales and expansion in the India market. This is partially offset by reduction in sales volumes due to the phasing out of Maxeon 2 products and completion of large scale projects in Japan in fiscal year 2020.
Cost of revenue was $237.2 million and $218.9 million in the three months ended October 3, 2021 and September 27, 2020, respectively. Cost of revenue includes $7.4 million and $2.0 million, in the three months ended October 3, 2021 and September 27, 2020, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $11.5 million and $38.1 million in the three months ended October 3, 2021 and September 27, 2020, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $18.3 million in cost of revenue during the three months ended October 3, 2021 as compared to the three months ended September 27, 2020 was primarily due to higher freight rates and materials costs. We continue to experience elevated freight rates on major shipping routes that we are utilizing, higher cost of certain raw materials such as aluminum, copper and silicon wafers and solar cells consumed by Huansheng JV for modules sold to us.

In September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See “Impact of COVID-19 to our Business.”

Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and, in particular, the risk factor entitled “We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and their transportation, which could impact our costs and could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share” contained in our report on Form 6-K dated August 12, 2021.
Nine Months Ended October 3, 2021 Compared to Nine Months Ended September 27, 2020
During the nine months ended October 3, 2021 and September 27, 2020, we recognized revenue from sales of modules and components of $561.8 million and $599.3 million, respectively, of which $168.7 million, or 30.0% and $156.8 million or 26.2%, respectively, represented sales of solar modules to SunPower. The pricing prior to the Spin-off was at transfer prices determined by management’s assessment of market-based pricing. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. For the nine months ended October 3, 2021 and September 27, 2020, other than the sale transactions with SunPower, we had no customer that accounted for at least 10% of revenues.
The decrease of $37.5 million in revenue during the nine months ended October 3, 2021 as compared to the nine months ended September 27, 2020 was primarily due to lower volume of power plant projects as we adopted a more selective profitability-based approach in selecting projects given the highly competitive market, offset by steady growth in European markets, ongoing recovery from COVID-19 in the United States and higher cells sales.
Cost of revenue was $580.3 million and $616.4 million in the nine months ended October 3, 2021 and September 27, 2020, respectively. Cost of revenue includes $11.6 million and $6.0 million, in the nine months ended October 3, 2021 and September 27, 2020, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $35.6 million and $59.7 million in the nine months ended October 3, 2021 and September 27, 2020, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.
The decrease of $36.1 million in cost of revenue during the nine months ended October 3, 2021 as compared to the nine months ended September 27, 2020 was primarily due to lower sales volume and the net reversal of a $5.5 million accrual for withholding tax related to purchases of inventories. Our cost of revenue for interdigitated back contact (“IBC”) and Performance line solar modules has been impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum, as well as module-supply from our Huansheng JV as a result of raw materials price increases, and we have been unable to pass through cost increases for IBC to SunPower given our supply agreement contains fixed prices that are not subject to market-based adjustment.

Revenue by Geography

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
(In thousands)
United States	$63,893	$58,471	$170,029	$159,762
France	21,309	34,682	75,340	84,947
Japan	4,640	14,127	14,619	63,961
Italy	22,428	9,254	58,096	29,157
India	27,884	1,164	34,659	1,219
Rest of the world(1)	80,334	88,922	209,057	260,226
Total revenues	$220,488	$206,620	$561,800	$599,272
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $63.3 million and $58.1 million in sales to SunPower for the three months ended October 3, 2021 and September 27, 2020 respectively and $168.7 million and $156.8 million in sales to SunPower for the nine months ended October 3, 2021 and September 27, 2020 respectively.
Operating Expenses
Prior to the Spin-off, operating expenses included allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower considered these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results upon completion of the Spin-off. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, geographical footprint, and strategic decisions made in areas such as information technology and infrastructure.
Post the Spin-off, operating expenses includes expenses relating to the Transition Services Agreement, Product Collaboration Agreement and certain other agreements which were entered into to effect the separation and provide a framework for our relationship with SunPower after the separation and Distribution. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
(In thousands)
Operating expenses:
Research and development	$12,632	$9,819	$35,827	$25,431
Sales, general and administrative	18,493	17,042	64,554	62,160
Restructuring charges	1,514	—	7,534	—
Total operating expenses	$32,639	$26,861	$107,915	$87,591

Research and Development Expenses
Three Months Ended October 3, 2021 Compared to Three Months Ended September 27, 2020
Research and development expenses were $12.6 million in the three months ended October 3, 2021 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $7.2 million, facilities expense of $1.3 million, expenses for leased equipment of $1.1 million, and research and development materials of $0.8 million. Included in these expenses is $8.2 million related to the Product Collaboration Agreement with SunPower.
Research and development expenses were $9.8 million in the three months ended September 27, 2020 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, primarily comprising compensation expenses (including stock-based compensation) of $5.8 million, depreciation expenses of $0.8 million, research and development materials of $0.7 million and external consulting and legal services of $0.5 million. Included in these expenses is $3.5 million related to the Product Collaboration Agreement with SunPower.
Nine Months Ended October 3, 2021 Compared to Nine Months Ended September 27, 2020
Research and development expenses were $35.8 million in the nine months ended October 3, 2021 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $20.0 million, expenses for leased equipment of $4.5 million, facilities expense of $3.8 million, research and development materials of $2.8 million and expenses for external consulting and legal services of $1.6 million. Included in these expenses is $24.9 million related to the Product Collaboration Agreement with SunPower.
Research and development expenses were $25.4 million in the nine months ended September 27, 2020 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expenses (including stock-based compensation) of $15.8 million, depreciation expenses of $2.3 million, research and development materials of $1.7 million, external consulting and legal services of $0.9 million and travel expenses of $0.3 million. Included in these expenses is $3.5 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended October 3, 2021 Compared to Three Months Ended September 27, 2020
Sales, general and administrative expenses were $18.5 million in the three months ended October 3, 2021 and comprised primarily of $9.0 million of compensation expense (including stock-based compensation), $4.9 million of professional fees, $1.6 million of equipment related expenses, $1.3 million of recruiting and relocation expenses, $1.5 million of insurance expense, and $0.9 million of facilities-related costs including rent, utilities and maintenance. This is offset by $2.0 million of net release from bad debt reserve following the collection from customers.
Sales, general and administrative expenses were $17.0 million in the three months ended September 27, 2020 and comprised primarily of $7.8 million of compensation expenses (including stock-based compensation), $2.7 million of professional fees, $1.5 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $1.2 million of equipment related expenses, $1.0 million of facilities-related costs including rent, utilities and maintenance, and $0.5 million of depreciation expenses.
Nine Months Ended October 3, 2021 Compared to Nine Months Ended September 27, 2020
Sales, general and administrative were $64.6 million in the nine months ended October 3, 2021 and comprised primarily of $31.9 million of compensation expense (including stock-based compensation), $16.1 million of professional fees, $4.5 million of equipment related expenses, $4.7 million of insurance expense, $2.6 million of facilities related costs including rent, utilities and maintenance, $2.4 million of marketing and memberships expenses, $2.1 million of commissions expenses, and $2.1 million of recruiting and relocation expenses. This is offset by $1.6 million of net release from bad debt reserve following the collection from customers.
Sales, general and administrative expenses were $62.2 million in the nine months ended September 27, 2020 and comprised primarily of $24.4 million of compensation expenses (including stock-based compensation), $9.2 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $9.1 million of professional fees, $4.1 million of facilities related costs including rent, utilities and maintenance, $4.1 million of equipment related expenses and $1.2 million of depreciation expenses.
Restructuring Expenses
Three and Nine Months Ended October 3, 2021 Compared to Three and Nine Months Ended September 27, 2020
Restructuring charges were $1.5 million and $7.5 million in the three and nine months ended October 3, 2021 respectively. For nine months ended October 3, 2021, this primarily consists of $4.5 million of costs associated with our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France.
There were no restructuring charges in the three and nine months ended September 27, 2020.
Other expense, net

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
(In thousands)
Other expense, net:
Interest expense, net	$(6,671)	$(11,509)	$(21,337)	$(23,732)
Loss on extinguishment of debt	(5,075)	—	(5,075)	—
Other, net	(5,663)	(11,551)	(23,119)	(8,094)
Other expense, net	$(17,409)	$(23,060)	$(49,531)	$(31,826)
Three Months Ended October 3, 2021 Compared to Three Months Ended September 27, 2020
Of the total $6.7 million in interest expense, net, incurred during the three months ended October 3, 2021, $6.0 million relates to the Green Convertible Notes due 2025 and $0.8 million relates to our term loans and working capital facilities. This is offset by $0.1 million relating to the Company's interest income from bank deposits.
Of the total $11.5 million in interest expense, net, incurred during the three months ended September 27, 2020, $4.6 million relates to the Green Convertible Notes due 2025, $3.0 million relates to interest expense and debt issuance amortization expense for 4.00% debentures due 2023, $2.4 million relates to the interest fee for a long-term supply contract, and $0.7 million relates to non-cash accretion charges in connection with the annual installments related to our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
The proceeds of SunPower's 4.00% debentures were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business.
Loss on extinguishment of debt of $5.1 million arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021.

Other, net for the three months ended October 3, 2021 primarily comprised of a $6.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, a loss of $2.0 million on derivative instruments and partially offset by a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV. There was a capital injection of RMB270.0 million (equivalent to $41.6 million) by our shareholder and joint venture partner, Tianjin Zhonghuan Semiconductor (“TZS”), into Huansheng JV in September 2021 which diluted our equity ownership of the joint venture from 20.0% to 16.3%. For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Other, net for the three months ended September 27, 2020 primarily comprised of $5.7 million loss on the remeasurement of the Prepaid Forward and Physical Delivery Forward associated with the Green Convertible Notes and $5.9 million accommodation fee associated with the long-term polysilicon supply contract.
Nine Months Ended October 3, 2021 Compared to Nine Months Ended September 27, 2020
Of the total $21.3 million in interest expense, net, incurred during the nine months ended October 3, 2021, $17.6 million relates to the Green Convertible Notes due 2025 and $3.5 million relates to our term loans and working capital facilities. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $23.7 million in interest expense, net, incurred during the nine months ended September 27, 2020, $12.2 million relates to interest expense and debt issuance amortization expense for 4.00% debentures due 2023, $4.6 million relates to the Green Convertible Notes due 2025, $2.4 million relates to the interest fee for a long-term supply contract, and $2.0 million relates to non-cash accretion charges in connection with the annual installments related to our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
The proceeds of SunPower's 4.00% debentures were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business.
Loss on extinguishment of debt of $5.1 million arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021.
Other, net for the nine months ended October 3, 2021 primarily comprised of a $24.6 million loss on the remeasurement of Prepaid Forward associated with the Green Convertible Notes and a loss of $2.6 million on derivative instruments, partially offset by foreign exchange gain of $1.1 million and a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV. There was a capital injection of RMB270.0 million (equivalent to $41.6 million) by TZS into Huansheng JV in September 2021 which diluted our equity ownership of the joint venture from 20.0% to 16.3%. For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Other, net for the nine months ended September 27, 2020 primarily comprised of $5.7 million loss on the remeasurement of the Prepaid Forward and Physical Delivery Forward associated with the Green Convertible Notes and $5.9 million accommodation fee associated with the long-term polysilicon supply contract partially offset by a gain of $1.3 million related to an increase in the fair value of our equity investment without readily determinable fair value, based on observable market transactions with a third-party investor.

Income Taxes

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
(In thousands)
Provision for income taxes	$(174)	$(5,043)	$(1,219)	$(7,390)
Three and Nine Months Ended October 3, 2021 Compared to Three and Nine Months Ended September 27, 2020
The interim income tax expense and other income tax related information contained in these condensed consolidated and combined financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 3, 2021 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and nine months ended October 3, 2021.
In the three and nine months ended October 3, 2021, we recorded income tax provision of $0.2 million and $1.2 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions, a reversal of deferred tax assets due to the planned closure of our module factory in Toulouse, France, offset by a decrease in tax expense due to reversal of reserve for uncertain tax positions. Our income tax provision of $5.0 million and $7.4 million in the three and nine months ended September 27, 2020 respectively, was primarily due to tax expense in jurisdictions that were profitable, offset by tax benefit related to release of tax reserves due to lapse of statute of limitations.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The second five-year tranche of this tax holiday expired on June 30, 2021. Prior to its expiry, we initiated discussions with the Malaysian government to modify its terms. We were able to achieve a resolution based on an agreed tax payment to the Malaysian Government in October 2021. The third and final five-year tranche of the tax holiday, which ends on June 30, 2026, remains intact.
 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in income (losses) of unconsolidated investees
Three and Nine Months Ended October 3, 2021 Compared to Three and Nine Months Ended September 27, 2020
For the three and nine months ended October 3, 2021, our unconsolidated investee, Huansheng JV reported a profit for which we recorded our reportable share of $0.9 million and a loss of $5.0 million respectively. In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%, resulting in a lower share of losses. For the three and nine months ended September 27, 2020, Huansheng JV reported a profit for which we recorded our reportable share of $0.1 million and a loss of $0.6 million, respectively. The higher loss for the nine months ended October 3, 2021 is mainly due to higher manufacturing cost and operating expenses.

Net (Loss) Income Attributable to Noncontrolling Interests
Three and Nine Months Ended October 3, 2021 Compared to Three and Nine Months Ended September 27, 2020
For the three and nine months ended October 3, 2021, we attributed $0.7 million and $1.0 million of net loss, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and nine months ended September 27, 2020, we attributed $0.5 million and $1.6 million of net income, respectively, to these noncontrolling interests, The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our non-wholly owned subsidiaries.
Recent Developments
Equity investment in Huansheng JV
In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. As of October 3, 2021, the Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Condensed Consolidated and Combined Statements of Operations.
In July 2021, TZS made an investment into Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”) in the amount of RMB120.0 million (equivalent to $18.5 million), bringing the total investment in HSNE to RMB570.0 million (equivalent to $88.1 million), thereby diluting Huansheng JV's equity stake in HSNE to 40.1%.
Dilution of the Company’s ownership in Huansheng JV, and indirect ownership in HSNE, does not change the Company’s right to purchase up to 33% of Huansheng JV’s and HSNE’s annual production capacity for the sale of Performance line modules directly into global distributed generation markets outside of China and utility-scale power plants markets (“UPP”) in the United States and Mexico regions, and SunPower Systems International Limited’s right to take up to 33% of Huansheng JV and HSNE’s annual production capacity for the sale of Performance line modules into global UPP markets with the exception of China, the United States and Mexico.
Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of October 3, 2021, we had unrestricted cash and cash equivalents of $174.9 million and restricted cash of $28.0 million as compared to $206.7 million and $2.8 million respectively as of January 3, 2021. The decrease in cash and cash equivalents was primarily attributable to $28.5 million and $115.8 million net cash used in our operating and investing activities respectively, offset by $137.5 million net cash from our financing activities (including the Offering described below). The increase in restricted cash was primarily due to cash collateralized for the issuance of a standby letter of credit.

In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned entity by TotalEnergies SE for the sale of Performance line modules, that is governed by a framework agreement that the Company has entered into on October 27, 2021 with TotalEnergies Global Procurement. In connection with this order request, subject to the provision of security in certain assets located in Mexico, the Company expects to receive in excess of $50 million as a prepayment by the first quarter of 2022.
As previously disclosed, in April 2021, the Company conducted a registered public offering and a simultaneous private placement to TZS, of its ordinary shares (collectively, the “Offering”), resulting in aggregate net proceeds of approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as issuance costs.
In October 2021, Standard Chartered Bank Malaysia Berhad reduced the $50.0 million limit of our uncommitted, on-demand trade facility to $25.0 million. The Company expects to conclude discussions with Standard Chartered Bank Malaysia Berhad to reinstate the line to $50.0 million, and the other terms of the agreement remain unchanged. As of October 3, 2021, the outstanding amount under the credit facility was $20.1 million.
As of January 3, 2021, the Company had $125.0 million of undrawn debt facilities with a syndicate of lenders (the “Bank Facilities”). In connection with obtaining the lenders' consent to move forward with the Offering in April 2021, Maxeon agreed to renegotiate the terms of the Bank Facilities before it would be permitted to draw down on those facilities. Maxeon decided to terminate the $50.0 million working capital facility and the two term loan facilities totaling $75.0 million in September 2021 and November 2021, respectively, in each case without penalty and with payment of any outstanding fees. The global collateral package is in the process of being released.
Material Cash Requirements
As of October 3, 2021, the outstanding debt was $221.1 million, of which $20.8 million and $200.3 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 3, 2021, the outstanding debt was $249.4 million.
As of October 3, 2021 and January 3, 2021, we had an obligation to purchase $157.4 million and $242.4 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of October 3, 2021 and January 3, 2021, we had prepaid $61.6 million and $92.9 million, respectively. The balance of $95.8 million between the purchase commitment and the prepaid balance as of October 3, 2021 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.
We expect capital investments of approximately $45 million to $50 million in fourth quarter of 2021, with total capital investments of up to $170 million in fiscal year 2021 focused on increasing our manufacturing capacity for our highest efficiency Maxeon 6 product platform, implementing additional manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology and starting up a pilot line, as well as advancing other projects. We currently expect approximately $70 million of capital investments in fiscal year 2022, of which $35.0 million was committed via the issuance of purchase orders as of October 3, 2021, mainly targeted towards the completion of the aforementioned projects. Additionally, we expect to make approximately $60 to $80 million of capital investments for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7, which, depending on the timing of such conversion, may occur starting from 2022 and continue into 2023. Delays in completing our manufacturing capacity expansion or technology conversions may impact our liquidity.
Additionally, from time to time, we enter into commercial commitments in the form of letters of credit, bank guarantees, and surety bonds to provide financial and performance assurance to third parties. Additional debt would result in increased expenses, collateralization and would likely impose new restrictive covenants. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.
Anticipated Sources of Funds

Our capital investments are expected to be funded with cash from operations, net proceeds from our Offering in April 2021, customer prepayments and other available sources of liquidity.
We believe that our current cash, cash equivalents, and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months from the date of filing. In conjunction with evaluating our ability to continue as a going concern, we have considered the amended supply agreements with our Huansheng JV which provide for extended credit period at our discretion, our factoring arrangements on receivables, prepayments from our customers, including our strategic partners, our historical ability to work with customers and our vendors to obtain favorable payment terms, when possible, and our ability to moderate operating expenses, defer or cancel uncommitted capital expenditures and reduce manufacturing output to reduce inventory in order to optimize our working capital. Events that disrupt production such as COVID-19 would impact our business operations and the overall supply of raw materials and components, which would in turn increase our costs and diminish our profitability, were also factored in the evaluation.

The Company will continue to pursue opportunities to seek additional funding in the near term, including the offering of debt and equity securities with favorable market conditions, to better position it for execution on its strategy and to weather the short-term challenges facing the industry. However, the Company can make no assurances that it will be able to successfully obtain additional financing. The current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses, collateralization and would likely impose new restrictive covenants.
We continue to focus on improving our overall operating performance and liquidity, such as selling raw materials inventory to third parties, pledging available assets to facilitate additional debt financing, liquidating certain investments, evaluating additional restructuring plans or strategic options, re-negotiating for more favorable payment terms with customers and vendors, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. See “Impact of COVID-19 to our Business.” Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Nine Months Ended
	October 3, 2021	September 27, 2020
(In thousands)
Net cash used in operating activities	$(28,474)	$(127,300)
Net cash used in investing activities	(115,766)	(5,411)
Net cash provided by financing activities	137,527	321,897
Operating Activities
Net cash used in operating activities in the nine months ended October 3, 2021 was $28.5 million and was primarily the result of: (i) net loss of $182.2 million of which $47.3 million relates to out-of-market polysilicon cost; (ii) increase in inventories of $50.9 million and (iii) increase in prepaid and other assets of $13.7 million due to advance payments.
This was partially offset by: (i) adjustment for non-cash remeasurement loss on Prepaid Forward of $24.6 million; (ii) adjustment for non-cash charges of $33.6 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $10.5 million; (iv) adjustment for non-cash equity in losses of unconsolidated investee of $5.0 million; (v) decrease in accounts receivables of $18.4 million, primarily attributable to billings and collection cycles; (vi) $31.3 million decrease in advance payments to suppliers; (vii) $52.9 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (viii) $35.9 million increase in contract liabilities arising from advance collections from customers.
Net cash used in operating activities in the nine months ended September 27, 2020 was $127.3 million and was primarily the result of: (i) net loss of $144.5 million of which $65.7 million relates to out-of-market polysilicon cost; (ii) $98.8 million decrease in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments; and (iii) $59.6 million decrease in contract liabilities.
This was primarily offset by: (i) $76.6 million decrease in accounts receivables, primarily attributable to billings and collection cycles; (ii) adjustment for non-cash charges of $44.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; and (iii) $18.2 million decrease in advance payments to suppliers; (iv) adjustment for non-cash interest charges of $15.9 million primarily attributable to interest expense financed by SunPower associated with SunPower's convertible debt; and (v) $15.4 million decrease in inventories.
Investing Activities
Net cash used in investing activities in the nine months ended October 3, 2021 was primarily $116.8 million arising from capital expenditures, offset by $1.3 million proceeds from disposal of short-term investments.
Net cash used in investing activities in the nine months ended September 27, 2020 was $5.4 million, which primarily included $14.4 million of capital expenditures and $1.3 million of investment in short-term investments, partially offset by approximately $10.3 million from return of capital by an unconsolidated investee and proceeds from sales of investments.
Financing Activities
Net cash provided by financing activities in the nine months ended October 3, 2021 was $137.5 million, which included net proceeds from the Offering and $130.3 million in proceeds from debt. This was partially offset by repayment of debt obligations of $157.8 million and payment for tax withholding obligations on vested restricted stock units of $4.1 million.
Net cash provided by financing activities in the nine months ended September 27, 2020 was $321.9 million, which included $165.0 million, $296.9 million and $190.3 million, being proceeds from bank loans and other debt, common stock issuance and issuance of convertible debts, respectively. This was partially offset by (i) repayment of debt obligation of $164.5 million; (ii) $125.0 million of Net parent contributions and (iii) payment made for Prepaid Forward of $40.0 million. As prior to the Spin-off, cash and the financing of our operations have historically been managed by SunPower, the components of Net Parent contribution include cash payments by SunPower to settle our obligations. These transactions were considered to be effectively settled for cash at the time the transaction is recorded.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; and (i) our fourth quarter fiscal year 2021 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital investments, restructuring charges, out-of-market polysilicon cost, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and the availability of tax incentives or the imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our common stock, which may negatively impact the market price of our common stock and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.